UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 22, 2005

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687 - 7000

__________________________________

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the Essential Fact about the Chief Executive Officer of the society.
  A filing indicated in (1) in Spanish.

SANTIAGO, July 22, 2005

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendence

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

As per the section ninth and second clause of the section tenth of Law number 18.045, and as per General Regulation number 30, herein I send you a report of certain essential facts about the company.

Sincerely yours,

/s/ Francisco Javier Errazuriz Ovalle

Francisco Javier Errazuriz Ovalle

President

pp. Supermercados Unimarc S.A.

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A.

Pursuant to Law number 18,045, article 9, and according to the General Bylaw number 30, herewith we attach certain information qualified as essential for the company.

In the Board Meeting held with this date, it was agreed to accept Mr. Eduardo Viada Aretxabala resignation as Chief Executive Officer of the Company. He will be in charge of another activities within Errazuriz Holding, as Financial Director.

At the same time, it was agreed, to designate Mr. Oscar Opazo Barry as new Chief Executive Officer of the Company, with a well-known career in the Retail Industry.

/s/ Francisco Javier Errazuriz Ovalle

President

SANTIAGO, 22 de Julio de 2005

Senor

Alejandro Ferreiro Y.

Superintendente de Valores y Seguros

Superintendencia de Valores y Seguros

Presente

Ref.: Inscripcion Registro de Valores Nro. 447

De mi consideracion:

De conformidad al articulo noveno e inciso segundo del articulo 10 de la Ley 18.045, y de conformidad a lo senalado en la N.C.G. numero 30, acompano la informacion de cierto hecho que reviste el caracter de esencial o relevante para la sociedad.

Sin otro particular, saluda atentamente a usted,

/s/ Francisco Javier Errazuriz Ovalle

Francisco Javier Errazuriz Ovalle

Presidente

pp. Supermercados Unimarc S.A.

Inc.: Lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaiso

Sres. Bolsa Electronica de Chile

Archivo General

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

De conformidad al articulo 9 e inciso segundo del articulo 10 de la ley 18.045, y de conformidad a lo senalado en la N.C.G. numero 30, acompano la informacion de cierto hecho que reviste el caracter de esencial o relevante para la sociedad.

Que en sesion de directorio de esta fecha se acordo aceptar la renuncia del senor Eduardo Viada Aretxabala, como Gerente General, quien asumira otras funciones dentro del Grupo Errazuriz, como Director Financiero.

Asimismo se acordo designar como nuevo Gerente General de Unimarc a don Oscar Opazo Barry, de tan conocida como amplia y exitosa experiencia en la industria supermercadista.

/s/ Francisco Javier Errazuriz Ovalle

Presidente